UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 2)

Scottish Annuity & Life Holdings, Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G7885T104 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. G7885T104	13G/A	Page 2 of 5 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) IFG International Trust Company Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,100,000 6. Shared Voting Power 0 7. Sole Dispositive Power 1,100,000 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9%

12.	Type of Reporting Person (See Instructions) CO

Page 2 of 5 Pages

Item 1(a).  Name of Issuer:

Scottish Annuity & Life Holdings, Ltd.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

P.O. Box HM 2939

Crown House, Third Floor

4 Par-la-Ville Road

Hamilton HM08

Bermuda

Item 2(a).  Name of Person Filing:

IFG International Trust Company Limited (formerly known as Aundyr Trust Company Limited)

Item 2(b).  Address of Principal Business Office or, if None, Residence:

International House

Castle Hill, Victoria Road

Douglas, Isle of Man

IM2 4RB, British Isles

Item 2(c).  Citizenship:

Isle of Man

Item 2(d).  Title of Class of Securities:

Ordinary Shares

Item 2(e).  CUSIP Number:

G7885T104

Item 3.  If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.  Ownership:

(a)  Amount beneficially owned: 1,100,000

(b)  Percent of Class: 3.9% (based on 26,927,456 ordinary shares outstanding as of November 1, 2002)

(c)  Number of Shares as to which such person has:

(i)  Sole power to vote or direct the vote: 1,100,000

(ii)  Shared power to vote or direct the vote: -0-

(iii)  Sole power to dispose or to direct the disposition of: 1,100,000

(iv)  Shared power to dispose or to direct the disposition of: -0-

Page 3 of 5 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [✓].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

IFG International Trust Company Limited, formerly known as Aundyr Trust Company Limited (“IFG”), beneficially owns an aggregate of 1,100,000 ordinary shares, par value $0.01 per share (“Ordinary Shares”), of Scottish Annuity & Life Holdings, Ltd. IFG is the trustee of Bessie Trust, a trust that wholly owns Audubon Asset Limited, a foreign corporation, that holds title to 1,100,000 warrants to purchase Ordinary Shares (the “Bessie Trust Shares”), and has the right to receive dividends from, or the proceeds of the sale of, such securities.

Item 7.  Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent

      Holding Company or Control Persons.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2003

IFG International Trust Company Limited

By:	/s/ D.A. Harris
D.A. Harris, Director

Page 5 of 5 Pages